FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC AGREES TO SELL PRIVATE BANKING TRUST
AND INVESTMENT MANAGEMENT OPERATIONS
IN BERMUDA

HSBC Bank Bermuda Limited ('HSBC Bermuda'), an indirect wholly-owned subsidiary of HSBC Holdings plc, has entered into an agreement to sell Bermuda Trust Company Ltd and its Private Banking investment management operations in Bermuda (the 'Trust and Investment Business') to The Bank of N.T. Butterfield & Son Limited ('Butterfield'). In addition HSBC Bermuda has entered into an agreement to refer its existing Private Banking clients (the 'Banking Portfolio') to Butterfield.

As at 31 December 2014 the Trust and Investment Business had approximately US$24bn of assets under administration and US$1.5bn of assets under management. The Banking Portfolio had approximately US$1.2bn of assets under management.

The transaction is subject to regulatory approval and is expected to complete in the first half of 2016. It represents further progress in the execution of HSBC Private Bank's strategy to focus on a smaller number of future growth markets.

Bermuda media enquiries:
Angela Cotterill +1 441 299 6956                angela.cotterill@hsbc.bm

International media enquiries:
Heidi Ashley +44 (0) 20 7992 2045            heidi.ashley@hsbc.com
Patrick Humphris +41 (0) 58705 5000        patrick.humphris@hsbcpb.com

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,100 offices in 72 countries and territories in Asia, Europe, North and Latin America, and the Middle East and North Africa. With assets of US$2,572bn at 30 June 2015, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                      By:

                                                                                      Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                   Date: 27 October 2015